FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a - 16 under
the Securities Exchange Act of 1934

For the month of July 2007

 ICON plc
 (Registrant’s name)

0-29714
(Commission file number)

South County Business Park, Leopardstown, Dublin 18, Ireland.
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Yes ☒	No ☐

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐	No ☒

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐	No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82        N/A

ICON reports 37% increase in revenues and 41% increase in EPS. Backlog exceeds $1 billion for the first time (NASDAQ:ICLR)

Highlights – Second Quarter 2007

*	Second quarter net revenues increased 37% over the prior year, to $147.0 million.

*	Income from operations increased by 42%, to $16.1 million.

*	Diluted earnings per share increased by 41%, to 45 cents.

*	Record $230 million of net new business wins in the quarter, representing a book-to-bill ratio of 1.6.

Dublin, Ireland, July 26, 2007 – ICON (NASDAQ: ICLR), a global provider of outsourced development services to the pharmaceutical, biotechnology and medical device industries, today reported its financial results for the second quarter ended June 30, 2007.

Net revenues for the quarter were $147.0 million, representing a 36.9% increase over net revenues of $107.4 million for the same quarter last year.  Income from operations, after taking non-cash stock compensation charge of $1.4 million, calculated in accordance with SFAS 123(R), was $16.1 million or 10.9% of revenue, compared to $11.3 million or 10.6% for the same quarter last year. Net income was $13.3 million or 45 cents per share on a diluted basis, compared with $9.3 million or 32 cents per share last year.

Year-to-date, net revenues were $283.1 million, representing a 37.5% increase over the same period last year.  Income from operations, after taking non-cash stock compensation charge of $2.6 million calculated in accordance with SFAS 123(R), was $30.8 million or 10.9% of revenue, compared to $21.4 million or 10.4% last year. Net income was $25.6 million or 86 cents per share, compared with $16.8 million or 59 cents last year.

Days sales outstanding, comprising accounts receivable and unbilled revenue less payments on account, were 53 days at June 30, 2007, a decrease from 59 days at March 31, 2007 and unchanged from 53 days at December 31, 2006.

For the quarter ended June 30, 2007, cash provided by operating activities was $22.2 million and capital expenditure was $17.9 million. For the six months, cash flow from operating activities was $19.4 million and capital expenditure was $30.4 million. As a result, the company’s cash and short-term investments, net of debt, amounted to $91.1 million at June 30, 2007, compared to $97.9 million at December 31, 2006.

“We are delighted with the second quarter’s performance”, commented Chairman Dr. John Climax. “Revenue growth was very strong at 37%, and we made further progress in expanding margins which led to net income growth of 43% and EPS growth of 41%. Excellent net bookings of $230 million brought our backlog to over $1 billion, another milestone in ICON’s progress, giving us strong confidence in the outlook for the remainder of the year”

“We recently completed the acquisition of DOCS International, a leading European based clinical research staffing organisation, which will be integrated with ICON’s existing US based staffing business. The combined operation will give our clients greater flexibility when they run clinical projects internally, and give them access to a global pool of talent through one vendor”

The company will hold its second quarter conference call today, July 26, 2007 at 10:00 EST [15:00 Ireland & UK].  This call and linked slide presentation can be accessed live from our website at http://www.iconclinical.com.  A recording will also be available on the website for 90 days following the call.  In addition, a calendar of company events, including upcoming conference presentations, is available on our website, under “Investors”.  This calendar will be updated regularly.

The statements made in this Press Release may contain forward-looking statements that involve a number of risks and uncertainties. In addition to the matters described in this Press Release, the ability to maintain large client contracts or enter into new contracts, maintain client relationships and the ability to manage the opening of new offices, the integration of new business mergers and acquisitions, as well as other risks and uncertainties detailed from time to time in SEC reports filed by ICON, including its Form 20-F, F-1, S-8 and F-3, may affect the actual results achieved by ICON. ICON disclaims any intent or obligation to update these forward-looking statements.

The financial information presented herein has been prepared in accordance with U.S. GAAP.

ICON plc is a global provider of outsourced development services to the pharmaceutical, biotechnology and medical device industries. The Company specializes in the strategic development, management and analysis of programs that support clinical development - from compound selection to Phase I-IV clinical studies. ICON teams have successfully conducted over 1,900 development projects and over 2,300 consultancy engagements across all major therapeutic areas. ICON currently has approximately 5,150 employees, operating from 63 locations in 33 countries. Further information is available at www.iconclinical.com.

Source: ICON plc

Contact : Investor Relations 1-888-381-7923 or
Ciaran Murray CFO + 353 –1-291-2000
Both at ICON.

ICON plc

Consolidated Income Statements (Unaudited)

Three and Six Months ended June 30, 2007 and June 30, 2006
(Dollars, in thousands, except share and per share data)

	Three Months Ended		Six Months Ended
	June 30,	June 30,	June 30,	June 30,
	2007	2006	2007	2006

Gross Revenue	207,383	153,744	394,123	294,388

Subcontractor costs	60,336	46,308	110,987	88,457

Net Revenue	147,047	107,436	283,136	205,931

Costs and expenses
Direct costs	83,875	60,014	162,432	114,718
Selling, general and administrative	42,662	32,397	81,346	62,677
Depreciation and amortization	4,450	3,689	8,606	7,134

Total costs and expenses	130,987	96,100	252,384	184,529

Income from operations	16,060	11,336	30,752	21,402

Interest income (net)	1,019	938	2,063	1,585

Income before provision of income taxes	17,079	12,274	32,815	22,987

Provision for income taxes	3,758	2,943	7,186	6,073
Minority interest	6	34	48	76

Net income	13,315	9,297	25,581	16,838

Net income per ordinary share
Basic	$0.46	$0.33	$0.89	$0.60

Diluted	$0.45	$0.32	$0.86	$0.59

Weighted average number of ordinary shares
Basic	28,684,201	28,265,490	28,624,350	28,174,762

Diluted	29,685,489	28,695,530	29,597,671	28,499,356

ICON plc

Summary Balance Sheet Data

June 30, 2007 and December 31, 2006
(Dollars, in thousands)

	June 30,	December 31,
	2007	2006
	(Unaudited)	(Audited)
Cash and short-term investments	107,042	102,861
Short-term debt	(15,947)	(5,000)
Net cash	91,095	97,861

Accounts receivable	105,983	108,216
Unbilled revenue	104,740	89,977
Payments on account	(87,619)	(90,394)
Total	123,104	107,799

Working Capital	169,744	160,321

Total Assets	521,929	476,341

Shareholder's Equity	337,479	302,738

Source:	ICON plc

Contact:	Investor Relations 1-888-381-7923 or
	Ciaran Murray CFO + 353 1 291 2000
	both at ICON.

	http://www.iconclinical.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ICON plc

Date July 25, 2007	/s/ Ciaran Murray
Ciaran Murray
Chief Financial Officer